=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                               (Amendment No. 14)

                            Trinity Industries, Inc.
                ------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                  896522109
                ------------------------------------------------
                               (CUSIP Number)


                             Jason Breeding, Esq.
                            Sonia Muscatine, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                               April 29, 2021
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 2 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 3 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 4 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 5 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 6 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 7 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings II, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 8 of 21
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        15,005,855**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        15,005,855**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,005,855**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 9 of 21
-----------------------------------------------------------------------------

     This Amendment No. 14 supplements the information set forth in the
Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to Common Stock, par value $0.01 (the "Common Stock"), of Trinity Industries, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

     The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:


Item 4. 	Purpose of Transaction

     The responses to Items 5 and 6 of the Schedule 13D are incorporated herein by reference.

     On April 29, 2021, the Issuer entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with ValueAct Master Fund to repurchase 8,100,000 shares of the Issuer's Common Stock, for $27.47 per share for the aggregate purchase price of $222,507,000 in a privately negotiated transaction (the "Repurchase Transaction"). Under the Repurchase Agreement, through September 1, 2021, ValueAct Master Fund will not make any additional sales of Common Stock without the Issuer?s consent. The Repurchase Transaction is expected to close on or about April 30, 2021, subject to customary closing conditions. The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is incorporated by reference to Exhibit 2 and is incorporated herein by reference.


Item 5.    Interest in Securities of the Issuer

     The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General
Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and
(v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund. VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 10 of 21
-----------------------------------------------------------------------------

reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

       As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 15,005,855 shares of Common Stock, representing approximately 14.8% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon 101,235,696 outstanding shares of Common Stock, which is based on the Issuer's reported 109,335,696 outstanding shares of Common Stock as of April 20, 2021 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2021 less the Common Stock acquired by the Issuer pursuant to the Repurchase Transaction.


     (c) Except for the Repurchase Transaction described in Item 4, there were no transactions with respect to shares of Common Stock effected since the date of the previous filing to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 29, 2021. The disclosure regarding the Repurchase Transaction in Item 4 is incorporated herein by reference.


       (d) and (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The responses to Items 4 and 5 of the Schedule 13D are incorporated herein by reference.

     On April 29, 2021, the Issuer entered into the Repurchase Agreement with ValueAct Master Fund to repurchase 8,100,000 shares of Common Stock, for
27.47 per share for the aggregate purchase price of $222,507,000 in a privately negotiated transaction. Under the Repurchase Agreement, through September 1, 2021, ValueAct Master Fund will not make any additional sales of Common Stock without the Issuer's consent.

     The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is incorporated by reference to Exhibit 2, and is incorporated herein by reference.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 11 of 21
-----------------------------------------------------------------------------

Item 7.     Material to Be Filed as Exhibits

      (1)Joint Filing Agreement.

      (2)Repurchase Agreement, dated April 29, 2021, by and among
ValueAct Master Fund and the Issuer.


                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Bradley E. Singer,
G. Mason Morfit and Jason B. Breeding, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 12 of 21
-----------------------------------------------------------------------------

                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings II, L.P., by ValueAct
                              Holdings GP, LLC, its General Partner


                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  April 30, 2021          Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 13 of 21
-----------------------------------------------------------------------------

                                  Exhibit 2

                          STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into as of April 29, 2021 by and among Trinity Industries, Inc., a Delaware corporation (the "Company"), on the one hand, and ValueAct Capital Master Fund, L.P. (the
 "Selling Stockholder"), on the other hand.

                                  Recitals

     WHEREAS, the Selling Stockholder beneficially owns an aggregate of 23,105,855 shares of the Company's outstanding common stock, par value $0.01 per share (the "Common Stock"), constituting approximately 20.9% of the outstanding Common Stock; and

WHEREAS, the Selling Stockholder desires to sell to the Company, and the Company desires to repurchase from the Selling Stockholder, an aggregate of 8,100,000 shares of Common Stock (the "Shares") at a price of $27.47 per Share, for an aggregate price of $222,507,000 for the Shares (such aggregate purchase price, the "Purchase Price"), upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

                                  Agreement
     1.     Repurchase.

           (a) Purchase and Sale. On the date of the Closing (as defined below), upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to repurchase from the Selling Stockholder, and the Selling Stockholder hereby agrees to sell, convey, assign, transfer and deliver, or cause to be delivered, to the Company, the Shares for an aggregate purchase price equal to the Purchase Price, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, "Liens").

           (b) Closing. Subject to the terms and conditions of this Agreement and the delivery of the deliverables contemplated by Section 1(c) of this Agreement, the closing of the sale of the Shares contemplated hereby (the ?Closing?) will take place on April 30, 2021 at a time and place mutually agreed by the parties.

           (c)     Closing Deliveries and Actions.

                 (i) At the Closing, the Selling Stockholder shall arrange for an appropriate electronic transfer (including through Deposit and Withdrawal at Custodian) of the Shares to one or more accounts designated by the Company, sufficient to convey to the Company good, valid and marketable

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 14 of 21
-----------------------------------------------------------------------------

title in and to the Shares, free and clear of any and all Liens.

                (ii) At the Closing, the Company shall deliver to the Selling Stockholder by wire transfer to the account to be designated by the Selling Stockholder immediately available funds in U.S. dollars in an amount equal to the Purchase Price.

           (d) Conditions of the Selling Stockholder's Obligations at Closing. The obligation of the Selling Stockholder to sell the Shares is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

                (i)    The representations and warranties contained in
Section 3 shall be true and correct in all respects as of the Closing.

                (ii) The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

                (iii) There shall be no pending suit, action or proceeding by any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body (each, an "Authority") to which the Company or any of its properties is subject, seeking to challenge, restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

         (e) Conditions of the Company?s Obligations at Closing. The obligation of the Company to purchase the Shares is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

                (i)    The representations and warranties contained in
Section 2 shall be true and correct in all respects as of the Closing.

                (ii) The Selling Stockholder shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Selling Stockholder on or before the Closing.

                (iii) There shall be no pending suit, action or proceeding by any Authority to which the Company or any of its properties is subject, seeking to challenge, restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

     2. Representations of the Company. The Company represents and warrants to the Selling Stockholder that, as of the date hereof and at the
Closing:

        (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        (b) The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 15 of 21
-----------------------------------------------------------------------------
consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

         (c) This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors? rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

        (d) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company, any law, rule or regulation or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking to which the Company is a party or by which the Company or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any Authority to which the Company or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would have, or reasonably be expected to have, a material adverse effect on the consolidated financial position, stockholders? equity or results of operations of the Company and its subsidiaries, taken as a whole, or materially impact the Company's ability to consummate the transactions contemplated by this Agreement (a "Material Adverse Effect"); and no consent, approval, authorization, order, registration or qualification of or with any such Authority is required for the consummation by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations and orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        (e) The Company acknowledges that it has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Selling Stockholder, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of the Company in this Agreement.

     3. Representations of the Selling Stockholder. The Selling Stockholder represents and warrants to the Company that, as of the date hereof and at the Closing:

        (a) The Selling Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

        (b) The Selling Stockholder has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 16 of 21
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        (c)     This Agreement has been duly and validly authorized,
executed and delivered by the Selling Stockholder, and constitutes a legal, valid and binding obligation of the Selling Stockholder, enforceable in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors? rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

        (d) The sale of the Shares to be sold by the Selling Stockholder hereunder and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under the governing organizational documents of the Selling Stockholder, any law, rule or regulation, or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking, to which the Selling Stockholder is a party or by which the Selling Stockholder or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any Authority to which the Selling Stockholder or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would affect the validity of the Shares to be sold by the Selling Stockholder or reasonably be expected to materially impact the Selling Stockholder?s ability to perform its obligations under this Agreement; and no consent, approval, authorization, order, registration or qualification of or with any such Authority is required for the performance by the Selling Stockholder of its obligations under this Agreement and the consummation by the Selling Stockholder of the transactions contemplated by this Agreement in connection with the Shares to be sold by the Selling Stockholder hereunder, except such consents, approvals, authorizations and orders as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Selling Stockholder?s ability to consummate the transactions contemplated by this Agreement.

        (e) The transfer of Shares made by the Selling Stockholder at the Closing will be valid and binding obligations of the Selling Stockholder, enforceable in accordance with their respective terms, and vest in the Company good, valid and marketable title to all Shares purchased by the Company, free and clear of any and all Liens.

        (f) The Selling Stockholder is a sophisticated investor and knows that the Company may have material non-public information concerning the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans and prospects and that such information could be material to the Selling Stockholder's decision to sell the Shares or otherwise materially adverse to the Selling Stockholder's interests. The Selling Stockholder acknowledges and agrees that the Company shall have no obligation to disclose to it any such information and hereby waives and releases, to the fullest extent permitted by applicable law, any and all claims and causes of action it has or may have against Company and its affiliates, officers, partners, directors, employees, agents and representatives based upon, relating to or arising out of nondisclosure of such information or the sale of the Shares hereunder.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 17 of 21
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         (g)     The Selling Stockholder has adequate information
concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and has, independently and without reliance upon the Company, made its own analysis and decision to sell the Shares. With respect to legal, tax, accounting, financial and other considerations involved in the transactions contemplated by this Agreement, including the sale of the Shares, the Selling Stockholder is not relying on the Company (or any agent or representative thereof). The Selling Stockholder has carefully considered and, to the extent it believes such discussion is necessary, discussed with professional legal, tax, accounting, financial and other advisors the suitability of the transactions contemplated by this Agreement, including the sale of the Shares.

     4.     Additional Covenants.

         (a) The Selling Stockholder shall be responsible for the payment of any stock transfer or similar taxes in connection with the transaction contemplated by this Agreement.

         (b) The Selling Stockholder agrees that, through September 1, 2021, neither it nor any of its affiliates will, without the prior written consent of the Company, (i) offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the "Lock-Up Securities") or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith under the Securities Act of 1933 and the rules and regulations promulgated thereunder, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. The foregoing shall not apply to the exercise or settlement of equity-based compensation awards of the Company granted to Brandon B. Boze under any stock incentive plan or stock purchase plan of the Company, including the withholding of shares to satisfy exercise price, tax withholding obligations or both, provided that the net underlying shares issued thereunder shall be subject to the restrictions on transfer to the Company set forth in this Section 4(b).

     5. Publicity. Each of the Selling Stockholder and the Company agrees that it shall not, and that it shall cause its affiliates and representatives not to, (a) publish, release or file any initial press release or other public statement or announcement relating to the transactions contemplated by this Agreement (an "Initial Press Release") before providing a copy of such release, statement or announcement to the other, and (b) after the date hereof, publish, release or file any future press release or other public

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 18 of 21
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statement or announcement relating to the transactions contemplated by this
Agreement that is materially inconsistent with any such Initial Press Release; provided, however, that nothing in this Section 5 shall restrict the ability of the Company to file a Current Report on Form 8-K or periodic reports on Form 10-Q or 10-K, or the Selling Stockholder to file a Form 4 or an amendment to its Schedule 13D, in each case relating to the transactions contemplated by this Agreement, without further review or consent from the other party.

     6. Notices. All notices, requests, claims, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail (return receipt requested and postage prepaid), sent via a nationally recognized overnight courier, or sent via email (receipt of which is confirmed) to the recipient. Such notices, demands and other communications shall be sent as follows:

     If to the Selling Stockholder:
           ValueAct Capital Master Fund, L.P.
           One Letterman Drive, Building D, Fourth Floor
           San Francisco, California 94129
           Attention: [Redacted]
           Email:     [Redacted]

     If to the Company:
           Trinity Industries, Inc.
           14221 N. Dallas Parkway, Suite 1100
           Dallas, Texas 75254
           Attention: [Redacted]
           Email:     [Redacted]

     With copies to (which shall not constitute notice):
           [Redacted]
           Attention: [Redacted]
           Email:     [Redacted]

           [Redacted]
           Attention: [Redacted]
           Email:     [Redacted]

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

     7.     Miscellaneous.

         (a) Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby until the expiration of the applicable statute of limitations.

         (b) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 19 of 21
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under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         (c) Complete Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Selling Stockholder with respect to the subject matter hereof.

         (d) Counterparts. This Agreement may be executed by any one or more of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. This Agreement, and any and all agreements and instruments executed and delivered in accordance herewith, to the extent signed and delivered by means of facsimile or other electronic format or signature (including email, "pdf, " "tif, " "jpg, " DocuSign and Adobe Sign), shall be treated in all manner and respects and for all purposes as an original signature and an original agreement or instrument and shall be considered to have the same legal effect, validity and enforceability as if it were the original signed version thereof delivered in person.

         (e) Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by this Agreement.

         (f) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by either party without the prior written consent of the other party. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Selling Stockholder and the Company and their respective successors and assigns.

         (g) No Third Party Beneficiaries or Other Rights. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

           (h) Governing Law. THIS AGREEMENT AND ANY MATTERS RELATED TO THIS TRANSACTION SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF. The Company and the Selling Stockholder each agrees that any suit or proceeding arising in respect of this Agreement will be tried exclusively in the Delaware Court of Chancery in and for New Castle County, but in the event that such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware, and the Company and the Selling Stockholder each agrees to submit to the jurisdiction of, and to venue in, such courts.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 20 of 21
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           (i)     Waiver of Jury Trial. The Company and the Selling
Stockholder each hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
           (j) Mutuality of Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of the Agreement.

           (k) Remedies. Each of the parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance or other injunctive relief in order to enforce, or prevent any violations of, the provisions of this Agreement.

           (l) Amendment and Waiver. No modification of or amendment to this Agreement shall be effective unless in a writing signed by the parties to this Agreement, and no waiver of any rights under this Agreement shall be effective unless in a writing signed by the waiving party.

           (m) Expenses. Each of the Company and the Selling Stockholder shall bear its own costs and expenses in connection with the drafting, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.



                   [Signatures appear on the following page.]

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 896522109                                             Page 21 of 21
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     IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase
Agreement as of the date first written above.

                                      COMPANY:
                                      TRINITY INDUSTRIES, INC.

                                      By:
                                      Name:
                                      Title:

                                      SELLING STOCKHOLDER:
                                      VALUEACT CAPITAL MASTER FUND,L.P., by
                                      VA Partners I, LLC, its General Partner

                                      By:
                                      Name:
                                      Title: